UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-36664

Roan Holdings Group Co., Ltd.

147 Ganshui Lane, Yuhuangshannan Fund Town

Shangcheng District

Hangzhou, Zhejiang

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

On March 25, 2021, Ms. Shuangping Feng submitted to the Board her letter of resignation as a member of the Board of Directors (the “Board”) of Roan Holdings Group Co, Ltd. (the “Registrant”). Ms. Feng’s resignation was not the result of any disagreement with the Registrant, the Registrant’s management or the Board.

On April 2, 2021, the Board and the Nominating Committee of the Registrant appointed Mr. Qingliang Yang, age 54, as a member of the Board of Directors, effective immediately. Mr. Yang will serve as an executive director until the expiration or termination of his employment agreement with the Registrant (including any renewals) or until his successor has been duly elected and qualified.

Mr. Yang is the Chief Executive Officer and Executive Director of the China Representative Office of Jinxiang Guinea Mining Group Co., Ltd. and has held that position since March 2016. As the Chief Representative of Jinxiang Guinea Mining Group’s operations in China, he is responsible for the overall planning, management and operations of the company’s business in China. Prior to that role, Mr. Yang had held various senior management positions at major Chinese and international companies and organizations, including serving as the general manager of the China Project Management Office of the World Bank, the Vice-President of the Research Institute of China Communications and Transportation Association, and a director and Executive Vice-President of Shenzhen Civil Aviation Co., Ltd, among others. Mr. Yang holds a Master’s degree in international finance from Fudan University, Shanghai, China.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roan Holdings Group Co., Ltd.

Date: April 2, 2021	By:	/s/ Junfeng Wang
	Name:	Junfeng Wang
	Title:	Chief Executive Officer

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